UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period ended February 1, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission File Number: 0-14289

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN
(Full Title of Plan)

GREEN BANKSHARES, INC.
(Issuer of Securities Held Pursuant to Plan)

100 North Main Street
Greeneville, Tennessee 37743-4992
(Address of Principal Executive Office of Issuer and of Plan)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

February 1, 2012 and December 31, 2011

(With Report of Independent Registered Public Accounting Firm Therein)

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Table of Contents

February 1, 2012 and December 31, 2011

Page No.

Report of Independent Registered Certified Public Accounting Firm	4

Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Signatures	12

Exhibit 23 – Consent of Independent Registered Certified Public Accounting Firm

*
Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of
Green Bankshares, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) at February 1, 2012 and December 31, 2011 and the changes in net assets available for benefits for the period ended February 1, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 1 to the financial statements, effective February 1, 2012, the Plan merged into the Capital Bank 401(k) Plan.

/s/ PricewaterhouseCoopers LLP

Miami, Florida
July 27, 2012

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

February 1, 2012 and December 31, 2011

	2012		2011

Assets
Investments, at fair value	$	−	$22,427,212
Notes receivable from participants			783,338
Cash		−	3,618
Net assets available for benefits	$	−	$23,214,168

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Period Ended February 1, 2012

Additions to net assets attributed to:
Net appreciation in fair value of investments	$904,087
Dividends and interest	2,142
906,229
Contributions:
Participants	5,352
Total additions	911,581

Deductions to net assets attributed to:
Transfer to new plan	23,440,086
Deemed distribution of participants loans	27,753
Benefits paid to participants	657,029
Administrative expenses	881
Total deductions	24,125,749

Net decrease	(23,214,168)

Net assets available for benefits
Beginning of period	23,214,168
End of period	$–

The accompanying notes are an integral part of these financial statements.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
Period From January 1, 2012 to February 1, 2012 and For The Year Ended December 31, 2011

1.	Description of Plan

The following description of the Green Bankshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan was a defined contribution plan covering eligible employees, as defined by the Plan, of GreenBank (the “Bank”) and other wholly-owned subsidiaries of Green Bankshares, Inc. (“Company” or “Plan Sponsor”). The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

GreenBank Merger with Capital Bank, NA — On September 7, 2011, GreenBank, which was formerly a wholly-owned subsidiary of the Company’s primary operating subsidiary and the legal employer of the Plan’s participants, merged with and into Capital Bank, NA, a national banking association and subsidiary of TIB Financial Corp., Capital Bank Corp., and Capital Bank Financial, Corp. (“CBF”), with Capital Bank, NA as the surviving entity. CBF is the owner of approximately 90% of the Company’s common stock, approximately 83% of Capital Bank Corp’s common stock and approximately 94% of TIB Financial Corp. common stock.

Plan Termination — The Company had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, 100% of each participant’s account becomes nonforfeitable as of the date of termination.

Effective January 1, 2012, CBF created a new plan called the “Capital Bank 401(k) Plan” and this new plan was offered to all of CBF’s employees. On February 1, 2012 the Plan merged with the Capital Bank 401(k) Plan and all Plan assets were transferred to Fidelity Management Trust Company, the trustee, custodian and recordkeeper of the Capital Bank 401(k) Plan; the net assets transferred comprised of $22,690,964 which represents investments, and $749,122 which represents loans.

Contributions — Eligible full-time employees over the age of 18 were permitted to make elective deferrals in any amount up to the maximum percentage allowable not to exceed the limits of Code Sections 401(k), 402(g), 404 and 415. Eligible employees could amend their salary savings agreements to change the contribution percentage on each payroll period during the plan year. The employer had adopted the 401(k) safe harbor provision whereby a non-elective contribution equal to 3% of eligible compensation would be made on behalf of all eligible participants. This 3% non-elective contribution was 100% vested. Effective August 1, 2009, the Board of Directors of the Plan Sponsor amended the Plan to suspend the non-elective contribution. As a result of this suspension, the Plan was not considered a safe harbor plan for the 2012 and 2011 plan years.

In addition, the employer could make a discretionary employer profit sharing contribution which would have been allocated to each eligible employee in proportion to his or her compensation (as defined by the Plan) as a percentage of their compensation. No discretionary profit sharing contributions were made for the period ended February 1, 2012.

Investment Options — Participants were allowed to direct the investment of their contributions into various options offered by the Plan and to change their investment mix at their discretion.

Participant Accounts — Each participant’s account was credited with the participant’s contribution and an allocation of (a) plan earnings, (b) employer non-elective and any employer discretionary contributions (if eligible), and (c) forfeitures of terminated participants’ non-vested accounts (if any) and charged with benefit payments and allocations of administrative expenses. Allocations were based on participant compensation or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account. There were $5,352 in participant contributions in the period from January 1, 2012 to February 1, 2012.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
Period From January 1, 2012 to February 1, 2012 and For The Year Ended December 31, 2011

Vesting — Participants were immediately vested in their voluntary contributions and safe harbor contributions plus actual earnings thereon and were 100 percent vested after two years of service in the profit sharing contributions. As a result of the Plan’s merger discussed above, all amounts became vested on February 1, 2012.

Notes receivable from participants — Participants could borrow from their vested fund accounts with a $1,000 minimum and a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans were secured by the balance in the participant’s account and bear interest at rates that currently range from 3.25 percent to 8.75 percent. The interest rates were fixed for the life of the loan and was generally based on the Prime Rate published in the Wall Street Journal on the first business day of the month in which the loan was originated. Principal and interest was paid ratably through semi-monthly payroll deductions. There were no participant loans in the Plan at February 1, 2012.

Payment of Benefits — After termination of service, a participant could elect to receive a lump-sum amount equal to the value of his or her account, or substantially equal installments or annuities over any period not exceeding the life expectancy of the participant or the life expectancy of the participant and his or her designated beneficiary.

Forfeitures — Forfeitures were to be reallocated to participants in the same manner as employer contributions. At February 1, 2012 and December 31, 2011, forfeited non-vested accounts totaled $0 and $1,286, respectively. During 2012 and 2011, respectively, forfeitures of $0 and $1,050 were reallocated to participants.

Administrative Costs — The Plan’s administrative expenses were paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions were performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions were charged directly to the participants account.

2.	Significant Accounting Policies

Basis of Accounting — The Plan’s basis of accounting was the accrual basis.

Recently Issued Accounting Standards — In May 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). The amended guidance of ASU 2011-04 (i) clarifies how a principal market is determined, (ii) establishes the valuation premise for the highest and best use of nonfinancial assets, (iii) addresses the fair value measurement of instruments with offsetting market or counterparty credit risks, (iv) extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and (v) requires additional disclosures including transfers between Level 1 and Level 2 of the fair value hierarchy, quantitative and qualitative information and a description of an entity’s valuation process for Level 3 fair value measurements, and fair value hierarchy disclosures for financial instruments not measured at fair value. ASU 2011-04 is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial condition or results of operations.

Investments Valuation and Income Recognition — The Plan’s investments were stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements. Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. There were no investments at February 1, 2012.

Notes Receivable From Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans were reclassified as distributions based upon the terms of the Plan document, there were $27,753 of such distributions for the period from January 1, 2012 to February 1, 2012. There were no notes receivable at February 1, 2012.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
Period From January 1, 2012 to February 1, 2012 and For The Year Ended December 31, 2011

Payment of Benefits — Benefits were recorded when paid.

Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from those estimates.

3.	Investments

The Plan’s investments were held by a bank administered trust fund. Investments that represent five percent or more of the Plan’s net assets at December 31 were as follows. As of February 1, 2012, there were no investments held by the Plan.

2011

Investments at fair value:
Washington Mutual Investors Fund	$3,761,122
American Balanced Fund	2,422,720
New Perspective Fund	2,288,161
The Growth Fund of America	1,843,298
Capital World Growth and Income Fund	1,738,071
Money Market Fund	3,264,103
PIMCO Total Return	1,899,057

During the period ended February 1, 2012 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated/(depreciated) in value as follows:

Mutual funds	$904,651
Common stocks	(564)
$904,087

4.	Tax Status

The Plan obtained its latest determination letter dated December 17, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan had been amended since receiving the determination letter. However, the Plan administrator believes that the Plan was designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of February 1, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Related Party Transactions

Certain Plan investments were shares of mutual funds managed by American Funds Group or shares issued by the Company. American Funds Group is the record-keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

GREEN BANKSHARES, INC.
401(K) PROFIT SHARING PLAN

Notes to Financial Statements
Period From January 1, 2012 to February 1, 2012 and For The Year Ended December 31, 2011

The Company was the Plan Sponsor, as defined by the Plan. During the period from January 1, 2012 to February 1, 2012, 3,766 shares of Green Bankshares, Inc. common stock were purchased at a cost of $4,980, and 469,144 shares were sold for $590,794, for a realized net loss of $564. These transactions qualify as exempt party-in-interest transactions. There were no investments in the Company’s common stock as of February 1, 2012. The Plan recognized no dividend income related to Green Bankshares, Inc. during the period ended February 1, 2012.

Administrative expenses of the Plan were paid to American Funds Group, a party-in-interest. Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the plan, the employer, and certain others. Professional fees for the audit of the Plan and fees for the administration of the Plan were paid on behalf of the Plan by the Company. Professional fees paid by the Plan to the third party administrator totaled $881 during 2012.

6.	Reconciliation of Financial Statements to Form 5500

There were no reconciling items for the period from January 1, 2012 to February 1, 2012 and on February 1, 2012 as well as for the year ended December 31, 2011.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Fair Value Measurements

The Financial Accounting Standards Board (“FASB”) issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in active markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any    input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011.

Mutual funds: The fair value of mutual fund investments were determined by obtaining the net asset value (NAV) of shares held by the Plan and generally categorized as Level 1.

Common stock: Valued at the closing price reported on the active market on which the individual security is traded and generally categorized as Level 1.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011. As of February 1, 2012, there were no investments held by the Plan.

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total

Equity mutual funds	$11,552,998	$–	$–	$11,552,998
Fixed income mutual funds	6,048,768	–	–	6,048,768
Balanced mutual funds	4,239,069	–	–	4,239,069
Common stock	586,377	–	–	586,377
Total assets at fair value	$22,427,212	$–	$–	$22,427,212

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(K) Profit Sharing Plan Committee of Green Bankshares, Inc. has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

Date: July 30, 2012	GREEN BANKSHARES, INC. 401(K) PROFIT SHARING PLAN

	By:	The Green Bankshares, Inc.
401(K) Profit Sharing Plan Committee

	By:	/s/ Christopher G. Marshall
Christopher G. Marshall
Chief Financial Officer
(Authorized Officer and Principal Financial Officer)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23	Consent of Independent Registered Certified Public Accounting Firm